J. Nixon Fox nfox@velaw.com
Tel 512.542.8427 Fax 512.236.3216

June 28, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Mr. Neil Miller

Re:	Perficient, Inc. Amendment No. 2 to Form S-3 (the “Registration Statement”) Filed May 4, 2005 File No. 333-123177

Dear Mr. Miller:

     On behalf of Perficient, Inc. (the “Company”), we have filed through EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement. Amendment No. 3 reflects all changes made to the Registration Statement. In this letter we submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the comment letter dated May 17, 2005 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided the Company’s response below.

REGISTRATION STATEMENT ON FORM S-3

General

1.	We note your filing of updated financial statements for the quarter ended March 31, 2005 in your Form 10-Q filed on May 13, 2005. Please have your auditors update their consent.

     The Amendment No. 3 includes updated auditors consents.

Prospectus Coverpage

2.	Please revise each coverpage to include a cross-reference notifying investors that you are registering concurrent shelf and resale offerings.

     The cover page of each prospectus has been revised to include this disclosure.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	2801 Via Fortuna, Suite 100, Austin, Texas 78746-7568 Tel 512.542.8400 Fax 512.542.8612 www.velaw.com

Securities and Exchange Commission June 28, 2005 Page 2

Plan of Distribution, page 15 (resale prospectus)

3.	We note your disclosure stating that you will name any person who may be deemed an underwriter in a prospectus supplement. Since you currently name selling shareholders, please include disclosure stating that your selling shareholders, brokers, dealers, agents and market makers may be deemed to be underwriters, if true.

     The Plan of Distribution of the selling stockholder resale prospectus has been revised to include appropriate disclosure.

Legal Matters, page 14 (shelf prospectus)
Legal Matters, page 16 (resale prospectus)

4.	We note that you have included an opinion of counsel from Vinson & Elkins dated May 3, 2005, please revise both prospectuses to state that you Vinson & Elkins has passed upon these legal matters rather than “will pass” upon these legal matters.

     The Legal Matters section of each prospectus has been revised in accordance with this comment.

     To assist the staff in its review of Amendment No. 3, two copies of such document and this letter are being delivered to you.

     If any member of the staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 3, please contact the undersigned at 512.542.8427 or Beth Ann Dranguet at 512.542.8595.

Very truly yours,

/s/ J. Nixon Fox III

J. Nixon Fox III

JNF/

cc:	John T. McDonald; Perficient, Inc. Michael D. Hill; Perficient, Inc. William McDonald; Andrews & Kurth LLP